THE LEBRECHT GROUP

A PROFESSIONAL LAW CORPORATION

Brian A.  Lebrecht, Esq.

Craig V.  Butler, Esq.  *

Admitted only in California*

September 13, 2012

United States Securities and Exchange

Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attn: Ruairi Regan

Re:

Sunpeaks Ventures, Inc. (the “Company”)

Current Report on Form 8-K

Filed February 17, 2012

File No. 000-54523

Dear Mr. Regan:

Per our telephone call on Tuesday, September 11, 2012, please be advised that the Company plans to file responses to the outstanding comments in the Commission Staff comment letter dated August 21, 2012, regarding the above-listed Current Report on Form 8-K for the Company, on or before Friday, September 21, 2012.  With those responses the Company will file its amended Form 8-K/A addressing the outstanding comments (the “Amended Filing”).  Per your request, this letter is being filed via Edgar as Correspondence.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler

Craig V. Butler, Esq.

IRVINE OFFICE:

SALT LAKE CITY OFFICE:

9900 RESEARCH DRIVE

406 W.  SOUTH JORDAN PARKWAY

IRVINE

SUITE 160

CALIFORNIA • 92618

SOUTH JORDAN

UTAH • 84095

(949) 635-1240 •FAX (949) 635-1244

www.thelebrechtgroup.com

(801) 983-4948 •FAX (801) 983-4958